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SECUR 07001573 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Pacific, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sugar Loaf Drive
(No. and Street)

Tiburon	CA	94920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Harlan P. Kleiman 415-435-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan P. Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Pacific, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JURAT

~~State of California~~
County of San Francisco

Subscribed and sworn to (~~or affirmed~~) before me on this 26th day of February 2007, by HARLAN P KLEIMAN

~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Notary Signature

Notary Public

Signature

Member

Title


MAHESH PATEL
Commission # 1425673
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005
With
Report of Independent Auditors



Rowbotham
& COMPANY LLP

TABLE OF CONTENTS


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


POLARIS
INTERNATIONAL

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Shoreline Pacific, LLC changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123(R) on January 1, 2006.

Rowbotham & Company LLP

San Francisco, California
February 23, 2007

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2006

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.



Harlan P. Kleiman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition

As of December 31, 2006 and 2005

Assets

	2006	2005
Cash	$285,964	$130,321
Accounts receivable	1,221	209,745
Other assets	278	1,308
Total assets	$287,463	$341,374

Liabilities and Member's Equity

	2006	2005
Accounts payable	$ 9,719	$ 7,254
Income taxes payable	6,800	1,700
Total liabilities	16,519	8,954
Member's equity	270,944	332,420
Total liabilities and member's equity	$287,463	$341,374

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Operations

For the Years Ended December 31, 2006 and 2005

	2006	2005
Fees	$2,768,557	$275,221
Expenses:		
General and administrative	1,623,005	86,790
Income taxes	6,800	1,700
Total expenses	1,629,805	88,490
Net income	$1,138,752	$186,731

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2006 and 2005

	Member's Equity
Balance at January 1, 2005	$ 30,689
Contributions	175,000
Withdrawals	(60,000)
Net income	186,731
Balance at December 31, 2005	332,420
Contributions	85,000
Withdrawals	(1,285,228)
Net income	1,138,752
Balance at December 31, 2006	$ 270,944

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 1,138,752	$ 186,731
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts receivable	208,524	(209,745)
Other assets	1,030	(1,130)
Accounts payable	2,465	7,254
Income taxes payable	5,100	(5,100)
Net cash provided by (used in) operating activities	1,355,871	(21,990)
Cash flows from financing activities:		
Contributions	85,000	175,000
Withdrawals	(1,285,228)	(60,000)
Net cash provided by (used in) financing activities	(1,200,228)	115,000
Net increase in cash	155,643	93,010
Cash:		
At the beginning of the year	130,321	37,311
At the end of the year	$ 285,964	$ 130,321

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Years Ended December 31, 2006 and 2005

1. Summary of Significant Accounting Policies

General - Shoreline Pacific, LLC is a limited liability company established in August 2000. The last date on which Shoreline Pacific, LLC is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved Shoreline Pacific, LLC's membership. Shoreline Pacific, LLC will be providing financing and financial advisory services to public companies. Shoreline Pacific, LLC will not hold customer funds or safekeep customer securities.

Basis of accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Shoreline Pacific, LLC's revenues are recognized when earned.

Expense Recognition - Shoreline Pacific, LLC's expenses are charged to expense as incurred.

Income Taxes - Shoreline Pacific, LLC is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member.

Concentration of Credit Risk - Financial instruments that potentially subject Shoreline Pacific, LLC to a concentration of credit risk principally consist of cash and accounts receivable.

Shoreline Pacific, LLC had cash in excess of federally insured limits of $185,964 at December 31, 2006.

Shoreline Pacific, LLC had one customer that comprises 100% of total accounts receivable at December 31, 2006 and 2005.

For the year ended December 31, 2006 approximately 77% and 14% of fees were from two customers. For the year ended December 31, 2005 approximately 73% and 27% of fees were from two customers.

Comprehensive Loss - Shoreline Pacific, LLC has adopted the provisions to SFAS No. 130, "Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Stock-Based Compensation - Prior to January 1, 2006, the Company accounted for stock-based compensation awards to employees using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock issued to Employees." The application of APB Opinion No. 25 did not result in compensation expense because the exercise price of the stock-based awards was equal to the fair market value of the stock at the grant date.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) replaces SFAS No. 123 and superseded APB No. 25 and related interpretations. Under SFAS No. 123(R), the Company must measure the fair value of all stock-based awards to employees, including stock options, on the date of grant and amortize the fair value of these awards to compensation expense over the service period. The Company elected the prospective application method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards outstanding as of the effective date that are substantially modified. For stock-based awards granted on or after January 1, 2006, the Company will recognize stock-based compensation expense on the straight-line basis over the requisite service period, which is generally the vesting period. Prior to the adoption of SFAS No. 123(R), the Company applied the minimum value method to the value of the stock-based awards in accordance with SFAS No. 123. Under the prospective application method prescribed in SFAS No. 123(R), estimated compensation expense for stock-based awards that were valued using the minimum value method and were outstanding and unvested as of January 1, 2006 should not be recognized as compensation expense. The Company will continue to report these amounts under the disclosure-only provisions of SFAS No. 123.

Had compensation cost for the Company's stock option plan been determined based on the fair market value at the grant dates for stock options granted consistent with the provision of SFAS 123, the expense for the years ended December 31, 2005, net of the related tax effect, would not have been material.

The adoption of SFAS No. 123(R) did not have a material effect on our financial position and results from operations.

2. Related Party Transactions

During 2006 and 2005, Shoreline Pacific, LLC distributed $1,285,228 and $60,000 to its member.

During 2006 and 2005, Shoreline Pacific, LLC received $85,000 and $175,000 from its member.

3. Net Capital Requirements

Shoreline Pacific, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, Shoreline Pacific, LLC had net capital of $269,445 and $121,367. Net capital is $264,445 and $116,367 in excess of its required net capital of $5,000. At December 31, 2006 and 2005, Shoreline Pacific, LLC's ratio of aggregated indebtedness to net capital was 0.06 to 1 and 0.07 to 1.

Supplementary Information


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


POLARIS
INTERNATIONAL

Report of Independent Auditors on Supplementary Information

To the Member:

We have audited the accompanying financial statements of Shoreline Pacific, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 23, 2007

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital

Total member's equity from statement of financial condition	$270,944
Deduct member's equity not allowed for net capital	---
Total member's equity qualified for net capital	270,944
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	270,944
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(1,499)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	269,445
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	---
Net capital	$269,445
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$1,101
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$5,000
Excess net capital	$264,445
Excess capital at 1000%	$275,273

Aggregate Indebtedness

Total liabilities from statement of financial condition	$16,519
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$16,519
Ratio: Aggregated indebtedness to net capital	0.06 to 1

SHORELINE PACIFIC, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Shoreline Pacific, LLC has no reserve requirements as of December 31, 2006, under Rule 15c3-3.

SHORELINE PACIFIC, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Shoreline Pacific, LLC is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2006.

SHOREINE PACIFIC, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2006

Reconciliation of differences between Computation of Net Capital as filed by Shoreline Pacific, LLC in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Shoreline Pacific, LLC in Part IIA	$277,744
Differences:	
Audit adjustment to correct provision for income taxes	(6,800)
Net capital as reported in the financial statements	$270,944


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


POLARIS
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Shoreline Pacific, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 23, 2007

END